For Immediate Release

HYDROGENICS CORPORATION
TO ACQUIRE STUART ENERGY SYSTEMS CORPORATION

MISSISSAUGA, CANADA (November 10, 2004): The Boards of Hydrogenics Corporation (NASDAQ:HYGS and TSX:HYG) and Stuart Energy Systems Corporation (TSX:HHO) announced today that they have entered into an agreement whereby Hydrogenics has agreed to make a share exchange take-over bid to acquire all of the issued and outstanding common shares of Stuart Energy at an exchange ratio of 0.74 Hydrogenics shares for every one Stuart Energy share. This offer represents an indicative price to Stuart Energy shareholders of approximately Cdn.$4.14 per share based on the November 9, 2004 closing share price on the TSX of Cdn.$5.59 per Hydrogenics’ share. The total transaction value is expected to be approximately Cdn.$155 million (approximately US$129 million). The offer represents a 32% premium based on the 20-day volume weighted average price of the shares of both Stuart Energy and Hydrogenics.

The proposed offer has the unanimous support of Stuart Energy’s Board of Directors, which is recommending that Stuart Energy’s shareholders accept the offer. A number of Stuart Energy’s largest shareholders and each of its directors and officers, who collectively hold 13,575,080 shares representing approximately 37% of Stuart Energy’s issued and outstanding common shares, have entered into a lock-up agreement with Hydrogenics pursuant to which they have agreed to tender their shares to the offer.

“This acquisition gives us a breadth of capabilities, sustainability and resources that we previously did not possess,” commented Pierre Rivard, President and CEO of Hydrogenics. “In addition to expanded market and product penetration, the combination will expand our revenue base and cash reserves considerably, and we expect it will be accretive to earnings, EBITDA and cash flow. The acquisition is also consistent with our strategy of nurturing a portfolio of value streams so as to reduce our exposure to a singular product, singular market and singular adoption rate.”

“Both Hydrogenics and Stuart Energy have pursued complementary strategies to achieve profitability through targeting large existing commercial markets, managing cash utilization, partnering with strong strategic partners and offering a compelling portfolio of multi-purpose products,” commented Jon Slangerup, President and CEO of Stuart Energy. “By combining the strengths of our two teams, expanding our product offering, and leveraging our strategic relationships, I believe our integrated company will deliver increased value and improved financial performance to our shareholders.”

The integrated company will be well financed and positioned to pursue its aggressive business plan for global growth. Following the closing of the transaction, Hydrogenics expects to have approximately US$120 million in cash and short-term investments, a lean structure that can grow with increased adoption of hydrogen and fuel cells, an unmatched product portfolio and an accelerated pathway to profitability.

Rivard continued, “Stuart Energy has achieved six quarters of consistent double digit revenue growth and diminished cash burn. Stuart Energy is well positioned to continue its strategic growth initiatives under the Hydrogenics banner.”

The integrated company will continue to be led by Pierre Rivard, as President and CEO. On closing of the transaction, Stuart Energy will nominate three directors to the Hydrogenics Board of Directors.

In addition to financial and management strength, Hydrogenics will have an unmatched product portfolio and expanded global reach. The integrated company also expects to achieve significant synergies in production cost, supply chain management and utilization of existing systems and processes, that will drive margin improvement and shorten the timeline to profitability. In total, the integrated company expects to achieve US$8 million in annual synergies.

The offer is expected to be mailed to Stuart Energy’s shareholders during the next two to three weeks and will remain open for 35 days. It will be subject to customary conditions including that at least two thirds of Stuart Energy’s shares are tendered. In addition, the offer is subject to a termination by Stuart Energy in limited circumstances including in the event that a superior proposal is received and the termination fee of Cdn.$3.5 million is paid to Hydrogenics, or in the event that the ten day volume weighted average Hydrogenics share price, based on trading on the NASDAQ, calculated on a rolling basis for each consecutive trading day is less than the US dollar equivalent of Cdn.$4.80.

Conference Call

Additional information and answers to shareholders’ questions will be provided during a conference call to be held by Hydrogenics and Stuart Energy at 9:00 am EDT, today, November 10, 2004. Investors are invited to participate live via a Webcast on the Hydrogenics Web site, http://www.Hydrogenics.com and the Stuart Energy Web site, http://www.stuartenergy.com. Please go to the Web site at least 15 minutes early to register, download, and install any necessary audio software. Alternately, the U.S./Canada dial-in number for the conference call is (913) 981-5519. For those that cannot listen to the live event, a Webcast replay will be available on both Web sites through November 24, 2004.

About Hydrogenics

Hydrogenics Corporation (http://www.hydrogenics.com) is a leading clean power generation company, engaged in the commercialization of hydrogen and fuel cell technology and test stations for fuel cells. The company is building a sustainable business, in a potentially “game changing technology” for transportation, stationary and portable power. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in British Columbia, Canada, Japan, the United States and Germany.

About Stuart Energy

Stuart Energy Systems Corporation (http://www.stuartenergy.com) is the world’s leading developer and supplier of integrated hydrogen infrastructure solutions based on water electrolysis. Stuart Energy integrates its proprietary hydrogen generation technology with products from corporate partners to serve existing and emerging markets for industrial, distributed power generation and transportation applications.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

For further information:

Hydrogenics Corporation: Gary Brandt, Chief Financial Officer of Hydrogenics, +1-905-361-3633, gbrandt@hydrogenics.com; or Melody Gaukel of Ketchum, +1-416-544-4906, melody.gaukel@ketchum.com, for Hydrogenics

Stuart Energy Systems Corporation: Wanda Cutler (905) 282-7769 or R. Randall MacEwen (905) 282-7773.